                       SECURITIES AND EXCHANGE COMMISSION
                          Washington, D. C. 20549-1004





                                    Form 11-K



                 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                 SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)

                   For the fiscal year ended December 31, 1996

                          Commission file number 1-7479
                                                 ------

                              BAY STATE GAS COMPANY
                              EMPLOYEE SAVINGS PLAN
                            ------------------------
                            (Full title of the plan)


                              BAY STATE GAS COMPANY
                               300 Friberg Parkway
                      Westborough, Massachusetts 01581-5039
                  ---------------------------------------------
                  (Name and address of issuer of the securities
                           held pursuant to the plan)

                           Index                                     Page No.
                           -----                                     --------


(a)   Signatures                                                         3

(b)   Financial Statements

      Independent Auditors' Report                                       4

      Statements of Net Assets Available for
         Plan Benefits of December 31, 1996 and 1995                     5

      Statements of Changes in Net Assets Available
         for Plan Benefits for the years ended December 31,
         1996, 1995 and 1994                                           6-8

      Notes to Financial Statements                                    9-17

      Schedule I:  Item 27a - Schedule of Assets
         Held for Investment Purposes                                    18

      Schedule II:  Item 27d - Schedule of Reportable
         Transactions - Year Ended December 31, 1996                     19

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee administering the Plan has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

                                       BAY STATE GAS COMPANY
                                       BENEFITS COMMITTEE



                                       By /s/ Charles H. Tenney, III
                                          --------------------------------------
                                       Charles H. Tenney, III
                                       Chairman


                                       By /s/ Thomas W. Sherman
                                          --------------------------------------
                                       Thomas W. Sherman
                                       Committee Member


                                       By /s/ William D. MacGillivray
                                          --------------------------------------
                                       William D. MacGillivray
                                       Committee Member


                                       By /s/ Elizabeth A. Foley
                                          --------------------------------------
                                       Elizabeth A. Foley
                                       Committee Member

Date:  June 30, 1997

                          Independent Auditors' Report
                          ----------------------------

The Benefits Committee
Bay State Gas Company

We have audited the accompanying statements of Net Assets Available for Plan Benefits of the Bay State Gas Company Employee Savings Plan as of December 31, 1996 and 1995, and the related statements of Changes in Net Assets Available for Plan Benefits for each of the years in the three-year period ended December 31, 1996. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the Net Assets Available for Plan Benefits of the Bay State Gas Company Employee Savings Plan at December 31, 1996 and 1995, and the changes in Net Assets Available for Plan Benefits for each of the years in the three-year period ended December 31, 1996 in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                                      /s/ KPMG Peat Marwick LLP

Boston, Massachusetts                                 KPMG Peat Marwick LLP
June 6, 1997

                  Bay State Gas Company Employee Savings Plan
              Statements of Net Assets Available for Plan Benefits
                           December 31, 1996 and 1995



Assets
------
                                                             1996                  1995
                                                      -----------           -----------
Investments, at market value (note 4):

     Company Stock Master Trust                       $13,216,392           $15,258,822
     AIM Constellation Fund                             4,033,829             2,001,128
     Templeton Foreign Fund                             7,593,679             6,504,203
     MasterWorks S&P 500 Stock Fund                     5,311,924             4,021,750
     Wells Fargo LifePath Funds:
              LifePath 2000                               167,938                36,737
              LifePath 2010                               608,596               363,038
              LifePath 2020                               575,509               184,413
              LifePath 2030                               292,052                93,660
              LifePath 2040                               728,741               276,609

     Stable Value Fund                                  9,196,092             7,812,999

Investments, at cost which approximates fair value:

     Loan Fund                                          1,632,350             1,574,274
                                                      -----------           -----------

         Total investments                             43,357,102            38,127,633

Contributions receivable from employees
     and employer                                               -                20,474
                                                      -----------           -----------

Net Assets Available for Plan Benefits                $43,357,102           $38,148,107
                                                      ===========           ===========



See accompanying notes to financial statements.

                                            Bay State Gas Company Employee Savings Plan
                                  Statement of Changes in Net Assets Available for Plan Benefits
                                                   Year Ended December 31, 1996




                                            Plan Interest in        AIM         LifePath     LifePath      LifePath     LifePath
                                             Company Stock     Constellation      2000         2010          2020         2030
                                              Master Trust         Fund           Fund         Fund          Fund         Fund
                                            -------------------------------------------------------------------------------------

Investment income:
   Interest                                             -        $  136,994            -            -             -            -

Net appreciation in the
   fair value of investments                            -           317,154     $  7,779     $ 40,913      $ 49,089     $ 22,457
Plan interest in Company Stock
   Master Trust investment income             $ 1,088,574                 -            -            -             -            -
                                            -------------------------------------------------------------------------------------

       Total investment income                  1,088,574           454,148        7,779       40,913        49,089       22,457

Contributions:
   Employee                                       378,033           492,349       30,483       79,046        95,045       66,199
   Employer                                       160,568           209,503        9,789       32,966        46,424       23,347
                                            -------------------------------------------------------------------------------------
       Total contributions                        538,601           701,852       40,272      112,012       141,469       89,546
                                            -------------------------------------------------------------------------------------

   Total additions                              1,627,175         1,156,000       48,051      152,925       190,558      112,003
                                            -------------------------------------------------------------------------------------

Benefits Paid                                    (574,627)          (94,884)     (31,602)      (4,106)       (7,015)      (6,457)

Administrative Fees                                (4,932)           (1,967)         (56)        (247)         (431)        (206)

Transfers between funds                        (3,094,081)          969,651      114,732       96,106       206,959       92,724
                                            -------------------------------------------------------------------------------------

   Net increase (decrease)                     (2,046,465)        2,028,800      131,125      244,678       390,071      198,064

Net Assets Available for Plan Benefits:
   Beginning of year                           15,262,857         2,005,029       36,813      363,918       185,438       93,988
                                            -------------------------------------------------------------------------------------

   End of year                                $13,216,392        $4,033,829     $167,938     $608,596      $575,509     $292,052
                                            =====================================================================================




                                              LifePath     Templeton     MasterWorks      Stable
                                                2040        Foreign        S&P 500        Value            Loan
                                                Fund          Fund       Stock Fund        Fund            Fund           Total
                                            -------------------------------------------------------------------------------------

Investment income:
   Interest                                          -    $  316,269     $  173,196     $  500,316      $  141,327    $ 1,268,102

Net appreciation in the
   fair value of investments                  $ 80,732       842,010        787,346              -               -      2,147,480
Plan interest in Company Stock
   Master Trust investment income                    -             -              -              -               -      1,088,574
                                            -------------------------------------------------------------------------------------

       Total investment income                  80,732     1,158,279        960,542        500,316         141,327      4,504,156

Contributions:
   Employee                                     74,127       338,160        284,196        256,966               -      2,094,604
   Employer                                     32,940       156,195        101,489        136,782               -        910,003
                                            -------------------------------------------------------------------------------------
       Total contributions                     107,067       494,355        385,685        393,748               -      3,004,607
                                            -------------------------------------------------------------------------------------

   Total additions                             187,799     1,652,634      1,346,227        894,064         141,327      7,508,763
                                            -------------------------------------------------------------------------------------

Benefits Paid                                   (6,626)     (342,150)      (404,186)      (748,176)        (62,851)    (2,282,680)

Administrative Fees                               (265)       (3,013)        (2,023)        (3,948)              -        (17,088)

Transfers between funds                        270,840      (221,070)       348,021      1,236,518         (20,400)             -
                                            -------------------------------------------------------------------------------------

   Net increase (decrease)                     451,748     1,086,401      1,288,039      1,378,458          58,076      5,208,995

Net Assets Available for Plan Benefits:
   Beginning of year                           276,993     6,507,278      4,023,885      7,817,634       1,574,274     38,148,107
                                            -------------------------------------------------------------------------------------

   End of year                                $728,741    $7,593,679     $5,311,924     $9,196,092      $1,632,350    $43,357,102
                                            =====================================================================================



See accompanying notes to financial statements.

                                            Bay State Gas Company Employee Savings Plan
                                  Statement of Changes in Net Assets Available for Plan Benefits
                                                   Year ended December 31, 1995


                                                                                       Plan Interest in        AIM          LifePath
                                            Selection       Index        Templeton      Company Stock     Constellation       2000
                                               Fund         Fund            Fund         Master Trust          Fund           Fund
                                           -----------------------------------------------------------------------------------------

Investment income:
   Interest                                $   126,204             -    $        82                -       $   63,544             -
   Dividends                                         -             -              -                -                -             -

                                                                                                   -
Net appreciation (depreciation) in the
   fair value of investments                         -   $   279,802        259,137                -          (39,398)      $ 1,718
Plan interest in Company Stock
   Master Trust investment income                    -             -              -      $ 2,231,119                -             -
                                           -----------------------------------------------------------------------------------------

       Total investment income                 126,204       279,802        259,219        2,231,119           24,146         1,718

Contributions:
   Employee                                    112,799        56,898        136,242          327,587          344,513        28,894
   Employer                                     51,272        26,667         62,333          131,553          139,003         9,576
                                           -----------------------------------------------------------------------------------------
       Total contributions                     164,071        83,565        198,575          459,140          483,516        38,470
                                           -----------------------------------------------------------------------------------------

   Total additions                             290,275       363,367        457,794        2,690,259          507,662        40,188
                                           -----------------------------------------------------------------------------------------

Benefits Paid                                 (339,425)      (23,877)      (450,486)        (386,246)            (838)       (6,010)

Administrative fees                             (7,500)       (3,000)        (1,250)          (3,701)            (909)          (15)

Transfers between funds                     (7,808,137)   (3,282,789)    (6,419,651)      12,962,545        1,499,114         2,650
                                           -----------------------------------------------------------------------------------------

   Net increase (decrease)                  (7,864,787)   (2,946,299)    (6,413,593)      15,262,857        2,005,029        36,813

Net Assets Available for Plan Benefits:
   Beginning of year                         7,864,787     2,946,299      6,413,593                -                -             -
                                           -----------------------------------------------------------------------------------------

   End of year                                       -             -              -      $15,262,857       $2,005,029       $36,813
                                           =========================================================================================


                                              LifePath      LifePath      LifePath      LifePath      Templeton
                                                2010          2020          2030          2040         Foreign
                                                Fund          Fund          Fund          Fund          Fund
                                              ------------------------------------------------------------------

Investment income:
   Interest                                          -             -             -             -     $  417,490
   Dividends                                         -             -             -             -              -


Net appreciation (depreciation) in the
   fair value of investments                  $ 10,508      $  9,741       $ 5,063      $ 20,019        212,509
Plan interest in Company Stock
   Master Trust investment income                    -             -             -             -              -
                                              ------------------------------------------------------------------

       Total investment income                  10,508         9,741         5,063        20,019        629,999

Contributions:
   Employee                                     62,545        62,166        43,092        40,899        282,690
   Employer                                     25,976        27,210        12,557        17,067        125,482
                                              ------------------------------------------------------------------
       Total contributions                      88,521        89,376        55,649        57,966        408,172
                                              ------------------------------------------------------------------

   Total additions                              99,029        99,117        60,712        77,985      1,038,171
                                              ------------------------------------------------------------------

Benefits Paid                                   18,778          (514)       (1,143)            -       (103,966)

Administrative fees                               (131)         (209)          (95)          (98)        (2,039)

Transfers between funds                        246,242        87,044        34,514       199,106      5,575,112
                                              ------------------------------------------------------------------

   Net increase (decrease)                     363,918       185,438        93,988       276,993      6,507,278

Net Assets Available for Plan Benefits:
   Beginning of year                                 -             -             -             -              -
                                              ------------------------------------------------------------------

   End of year                                $363,918      $185,438       $93,988      $276,993     $6,507,278
                                              ==================================================================

                                            Stagecoach          Stable           Company
                                              S&P 500           Value             Stock              Loan
                                            Stock Fund           Fund              Fund              Fund              Total
                                            -----------------------------------------------------------------------------------

Investment income:
   Interest                                 $  119,707       $  381,729       $        957        $  116,848        $ 1,226,561
   Dividends                                         -                -            212,155                 -            212,155


Net appreciation (depreciation) in the
   fair value of investments                   629,654                -            322,290                 -          1,711,043
Plan interest in Company Stock
   Master Trust investment income                    -                -                  -                 -          2,231,119
                                            -----------------------------------------------------------------------------------

       Total investment income                 749,361          381,729            535,402           116,848          5,380,878

Contributions:
   Employee                                    162,179          266,589            130,412                 -          2,057,505
   Employer                                     64,375          109,523             60,736                 -            863,330
                                            -----------------------------------------------------------------------------------
       Total contributions                     226,554          376,112            191,148                 -          2,920,835
                                            -----------------------------------------------------------------------------------

   Total additions                             975,915          757,841            726,550           116,848          8,301,713
                                            -----------------------------------------------------------------------------------

Benefits Paid                                 (100,318)        (368,106)          (727,498)          (15,156)        (2,504,805)

Administrative fees                             (1,250)          (2,913)            (3,600)               (4)           (26,714)

Transfers between funds                      3,149,538        7,430,812        (13,780,941)          104,841                  -
                                            -----------------------------------------------------------------------------------

   Net increase (decrease)                   4,023,885        7,817,634        (13,785,489)          206,529          5,770,194

Net Assets Available for Plan Benefits:
   Beginning of year                                 -                -         13,785,489         1,367,745         32,377,913
                                            -----------------------------------------------------------------------------------

   End of year                              $4,023,885       $7,817,634                  -        $1,574,274        $38,148,107
                                            ===================================================================================







See accompanying notes to financial statements

                                      Bay State Gas Company Employee Savings Plan
                            Statement of Changes in Net Assets Available for Plan Benefits
                                             Year ended December 31, 1994


                                                                                          Templeton          Company
                                                          Selection         Index          Growth             Stock
                                                            Fund            Fund            Fund               Fund
                                                         -------------------------------------------------------------

Investment income:
   Interest                                              $  505,443      $      126      $    1,881        $     1,340
   Dividends                                                      -               -         540,519            622,724


Net appreciation (depreciation) in the
   fair  value of investments                                     -          42,626        (527,097)        (1,478,062)
                                                         -------------------------------------------------------------

       Total investment income(loss)                        505,443          42,752          15,303           (853,998)

Contributions:
   Employee                                                 472,331         222,333         519,766            612,186
   Employer                                                 208,090         105,251         216,600            263,287
                                                         -------------------------------------------------------------
       Total contributions                                  680,421         327,584         736,366            875,473
                                                         -------------------------------------------------------------

   Total additions                                        1,185,864         370,336         751,669             21,475
                                                         -------------------------------------------------------------

Benefits Paid                                              (303,234)       (146,830)        (86,594)          (216,344)

Administrative fees                                         (37,924)        (15,719)         (8,495)           (18,617)

Transfers between funds                                    (295,889)        (99,822)        986,830          5,271,860

Transfers out to other plans                               (439,676)       (133,279)       (217,870)          (613,872)
                                                         -------------------------------------------------------------

   Net increase (decrease)                                  109,141         (25,314)      1,425,540          4,444,502

Net Assets Available for Plan Benefits:
   Beginning of year                                      7,755,646       2,971,613       4,988,053          9,340,987
                                                         -------------------------------------------------------------

   End of year                                           $7,864,787      $2,946,299      $6,413,593        $13,785,489
                                                         =============================================================


                                                           Company
                                                           PAYSOP            Loan
                                                            Fund             Fund              Total
                                                         ----------------------------------------------

Investment income:
   Interest                                              $        65      $   83,144        $   591,999
   Dividends                                                 170,116               -          1,333,359


Net appreciation (depreciation) in the
   fair  value of investments                               (902,599)              -         (2,865,132)
                                                         ----------------------------------------------

       Total investment income(loss)                        (732,418)         83,144           (939,774)

Contributions:
   Employee                                                        -               -          1,826,616
   Employer                                                        -               -            793,228
                                                         ----------------------------------------------
       Total contributions                                         -               -          2,619,844
                                                         ----------------------------------------------

   Total additions                                          (732,418)         83,144          1,680,070
                                                         ----------------------------------------------

Benefits Paid                                                (68,142)              -           (821,144)

Administrative fees                                          (12,072)              -            (92,827)

Transfers between funds                                   (5,911,575)         48,596                  -

Transfers out to other plans                                       -        (112,786)        (1,517,483)
                                                         ----------------------------------------------

   Net increase (decrease)                                (6,724,207)         18,954           (751,384)

Net Assets Available for Plan Benefits:
   Beginning of year                                       6,724,207       1,348,791         33,129,297
                                                         ----------------------------------------------

   End of year                                                     -      $1,367,745        $32,377,913
                                                         ==============================================


See accompanying notes to financial statements

                              BAY STATE GAS COMPANY
                              EMPLOYEE SAVINGS PLAN
                          Notes to Financial Statements
                        December 31, 1996, 1995 and 1994

1)  DESCRIPTION OF PLAN

         (a)  GENERAL

         The Bay State Gas Company Employee Savings Plan ("the Plan") is a defined contribution payroll reduction savings plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). Participants should refer to the Plan document for more complete information.

         (b)  ELIGIBILITY

         Substantially all non-union employees of Bay State Gas Company ("the Company") and its wholly-owned subsidiaries, Northern Utilities, Inc. and Granite State Gas Transmission, Inc., are eligible for participation in the Plan. Beginning July 1, 1996, participation begins on the first day of the next month after the employee has completed 60 days of service. Employees may participate in the Plan until death, retirement, or withdrawal of the entire contributed balance.

2)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         (a)  BASIS OF PRESENTATION

         The accompanying financial statements have been prepared on the accrual basis of accounting.

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements. Certain amounts of reported revenues and expenses are also affected by these estimates and assumptions. Actual results could differ from those estimates.

                              BAY STATE GAS COMPANY
                              EMPLOYEE SAVINGS PLAN
                          Notes to Financial Statements
                        December 31, 1996, 1995 and 1994

2)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

         (b)  TRUSTEE

         Barclays Global Investors serves as Trustee of the Plan and has discretionary authority concerning purchases and sales of investments for the Plan. In 1995, Wells Fargo Bank served as Trustee. Plan assets are held in safekeeping by both Barclays Global Investors and Wells Fargo Bank.


         (c)  INVESTMENTS

         Investments in the AIM Constellation Fund, Masterworks S & P 500 Stock Fund, LifePath Funds and the Templeton Foreign Fund are stated at market value. Market values are based on quotations from national securities exchanges for the various investments as of the close of business on the last day of the year.

         The fair value of the Plan's interest in the Company Stock Master Trust (Master Trust) is based on the beginning of year value of the Plan's interest in the trust plus actual contributions and allocated investment income less actual distributions and allocated administrative expenses (Note 5). Quoted market prices are used to value investments in the Master Trust.

         Guaranteed Investment Contracts ("GICs") held in the Stable Value Fund are valued at contract value. Contract value represents contributions made under the contract plus interest at the contract rate. The crediting interest rates are fixed for GICs and averaged 6.64% at December 31, 1996. At December 31, 1996, the fair value of the GICs is $4,709,167.

         The Income Accumulation Fund is stated at market value which is based on the fair value of its underlying securities as follows: GICs and synthetic GICs, which are all benefit responsive, are stated at contract value, publicly traded U.S. Government notes and bonds are stated at quoted market value and money market securities are stated at cost which approximates fair value.

         Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) in the fair value of investments includes both realized and unrealized gains and losses.

                              BAY STATE GAS COMPANY
                              EMPLOYEE SAVINGS PLAN
                          Notes to Financial Statements
                        December 31, 1996, 1995 and 1994

2)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

         (d)  PAYMENT OF BENEFITS

         Benefits are recorded when paid.

3)  PLAN ADMINISTRATION

         (a)  ADMINISTRATION

         The Plan is administered by the Bay State Gas Company Benefits Committee ("the Committee"), which is comprised of three or more individuals selected by the Board of Directors of the Company. The Committee carries out the provisions of the Plan, replies to questions, and resolves disputes arising under the Plan. Members of the Committee do not receive compensation for service.

         (b)  EXPENSES

         The plan charges a monthly loan processing fee of $3.50 to participants borrowing from their accounts and a $10 fee for each participant's change of investment instructions in excess of 10 in any calendar year. Prior to January 1, 1994, all other administrative expenses of the Plan were paid by the Company. Effective January 1, 1994, all such expenses are paid by the Plan and allocated to participants' accounts.

4)  INVESTMENTS

         All contributions are remitted to the Trustee for investment in accordance with the instructions of the participants. Participants may allocate their contributions (in 25% multiples) to various investment funds. Allocation percentages, as well as investment options among the investment funds, may be changed daily by the participant.

         The following investment funds are offered to active participants of the Plan.

         COMPANY STOCK MASTER TRUST - Funds are invested in the common stock of Bay State Gas Company.

                              BAY STATE GAS COMPANY
                              EMPLOYEE SAVINGS PLAN
                        Notes to the Financial Statements
                        December 31, 1996, 1995 and 1994

4)  INVESTMENTS (CONTINUED)

         AIM CONSTELLATION FUND - Funds are invested principally in common stocks with emphasis on medium-sized and smaller emerging growth companies.

         TEMPLETON FOREIGN FUND - Funds are invested in stocks and debt obligations of companies and governments outside of the United States.

         MASTERWORKS S & P 500 STOCK FUND - Funds are invested in domestic debt and equity securities designed to approximate, as closely as practicable, the capitalizatoin-weighted total rate of return of the S & P 500 Index.

         WELLS FARGO LIFEPATH FUNDS - Funds are invested in a changing mix of U.S. and international stocks, bonds and money market instruments. The target dates of each fund refers to the year when investors plan to retire or begin to withdraw portions of their investment. Each fund accepts higher risk early on, and adjusts its asset mix to lower-risk investments over time.

         STABLE VALUE FUND - Funds are invested in a combination of guaranteed investment contracts (GICs) and shares of the Wells Fargo Income Accumulation Fund. The Wells Fargo Income Accumulation Fund is a pooled stable value fund that invests in a variety of fixed-income securities including; GIC's, synthetic GICs, publicly traded U.S. Government notes and bonds and money market securities.

         LOAN FUND - Funds are comprised of amounts borrowed by participants from their account balances (see Note 7).

         At December 31, 1996, each of the investment funds had the following number of participating accounts:

                  Fund Name                               Participants
                  ---------                               ------------
         AIM Constellation Fund                                307
         LifePath 2000 Fund                                     18
         LifePath 2010 Fund                                     55
         LifePath 2020 Fund                                     76
         LifePath 2030 Fund                                     47
         LifePath 2040 Fund                                     68
         Templeton Foreign Fund                                356
         S & P 500 Stock - Masterworks Fund                    316
         Stable Value Fund                                     369
         Company Stock Master Trust                            470

                              BAY STATE GAS COMPANY
                              EMPLOYEE SAVINGS PLAN
                        Notes to the Financial Statements
                        December 31, 1996, 1995 and 1994

         All funds, with the exception of the Loan Fund and the LifePath Funds, represented more than five percent of Net Assets Available for Plan Benefits at December 31, 1996. All funds, with the exception of the Loan Fund and the LifePath Funds, represented more than five percent of Net Assets Available for Plan Benefits at December 31, 1995.

         During August 1994, all participant account balances in the PAYSOP Fund were transferred to the Company Stock Fund. The PAYSOP investments, consisting entirely of Company Stock, were subsequently transferred to the Company Stock Fund on January 27, 1995.

5)  INTEREST IN BAY STATE GAS COMPANY STOCK MASTER TRUST

         A portion of the Plan's investments are in the Company Stock Master Trust (Master Trust) which was established for the investment of assets of the Plan and the Bay State Gas Company Savings Plan for Operating Employees. Each plan has an undivided interest in the Master Trust. The assets of the Master Trust are held by Wells Fargo Bank. At December 31, 1996 and 1995, the Plan's interest in the net assets of the Master Trust was approximately 74% and 78%, respectively. Investment income and administrative expenses relating to the Master Trust are allocated to the individual plans based upon average monthly balances invested by each plan. The following table presents the fair values of investments for the Master Trust.

                                                      December 31, 1996    December 31, 1995
                                                      -----------------    -----------------

         Bay State Gas Company Stock                     $17,768,586          $19,471,480
                                                         ===========          ===========


         Investment income for the Master Trust is as follows:

                                                         Year Ended           Year Ended
                                                         ----------           ----------
                                                      December 31, 1996    December 31, 1995
                                                      -----------------    -----------------
         Net appreciation in fair value of Bay
            State Gas Company Stock                      $  304,698           $2,040,202
         Interest                                             8,279                8,424
         Dividends                                        1,052,116              783,463
                                                         ----------           ----------
                                                         $1,365,093           $2,832,089
                                                         ==========           ==========

                              BAY STATE GAS COMPANY
                              EMPLOYEE SAVINGS PLAN
                          Notes to Financial Statements
                        December 31, 1996, 1995 and 1994

6)  CONTRIBUTIONS

         (a)  PARTICIPANT CONTRIBUTIONS

         Participants may designate a percentage of their annual compensation to be contributed to the Plan on their behalf by entering into the salary reduction agreement, thereby reducing their compensation by 1% to 15% of their annual eligible compensation. This compensation reduction was limited to a maximum amount of $9,500 per year in 1996 (indexed annually from $7,000 commencing January 1, 1987). In 1996, for employees whose earnings are in excess of $66,000 (indexed annually from $50,000 commencing January 1, 1987), contributions are limited to 8% of their annual compensation. Participants' salary payments will be reduced accordingly. A participant's eligible compensation for any given year generally consists of straight time wages, certain supplementary compensation and 75% of sales commissions paid or accrued. All overtime, bonuses, some supplementary compensation payments, deferred compensation, retirement benefits and other forms of nonrecurring compensation are excluded.

         (b)  COMPANY CONTRIBUTIONS

         Company contributions begin on the first day of the next month after completion of a 12-month eligibility period in which the employee is credited with at least 1,000 hours of service during that period. Beginning October 1, 1992, for participants under the age of 45 on January 1, 1992, and all employees hired after September 1, 1990, the Company changed the amount of its contribution to each participant's account to an amount equal to 100% of the first 2-1/2% of the participant's eligible compensation contributed and 50% of the next 5% of the participant's eligible compensation contributed, provided that total Company contributions did not exceed 5% of the participant's eligible compensation. For participants not meeting this criteria, the Company contributes 50% of the first 5% of the participant's eligible compensation contributed.

         (c)  VESTING

         Employer and employee contributions vest immediately.

                              BAY STATE GAS COMPANY
                              EMPLOYEE SAVINGS PLAN
                        Notes to the Financial Statements
                        December 31, 1996, 1995 and 1994

7)  WITHDRAWALS, BORROWINGS AND DISTRIBUTIONS

         (a)  WITHDRAWALS

         Participants may withdraw all or any portion of their contributions made through November 1, 1983 on the last day of any month, upon 30 days notice to the Committee. Only one withdrawal may be made in any twelve-month period and the withdrawal may not exceed the value of the contributions in their account on that date.

         Contributions made subsequent to November 1, 1983 may be withdrawn in the event of financial hardship or the attainment of 59-1/2 years of age.

         (b)  BORROWINGS

         Participants may borrow from their accounts an amount which, together with any outstanding loans from any other qualified plans of the Company, does not exceed the lesser of (i) one-half of the amounts in all of their accounts or (ii) an amount which, when added to any other amounts borrowed under any other plan, does not exceed $50,000. Further, effective January 1, 1987, as a result of the Tax Reform Act of 1986, the $50,000 limitation will be reduced by the excess (if any) of the highest outstanding loan balance of a participant in the preceding twelve-month period ending on the day before the date on which the loan was made, over the outstanding balance of loans from the Plan on the date of the loan. Applications to borrow must be adequately secured, must be for at least $1,000 and must be repaid at a rate of interest equal to the prime interest rate, as published in THE WALL STREET JOURNAL, at the time the loan is made, plus one percent. This interest rate is applicable for the duration of the loan. Only two loans may be outstanding to a participant at any time and must be repaid within five years.

                              BAY STATE GAS COMPANY
                              EMPLOYEE SAVINGS PLAN
                        Notes to the Financial Statements
                        December 31, 1996, 1995 and 1994

7)  WITHDRAWALS, BORROWINGS AND DISTRIBUTIONS (CONTINUED)

         (c)  DISTRIBUTIONS

         Distribution of a participant's entire account balance in the Plan will be made upon retirement, termination of employment or death. Distributions will be made to the participant or to the participant's designated beneficiary in either a lump sum payment or in periodic payments over a period not to exceed ten years for a spousal beneficiary or over a period within five years in the case of a non-spousal beneficiary.

         Upon the death of a Plan participant, benefits to the participant's spouse must commence no later than April 1st following the date the participant would have been age 70-1/2. For any other beneficiary, death benefits must commence within one year of the participant's death.

         Upon retirement or termination of employment, Plan participants (thereby becoming inactive Plan participants) may elect to receive their share of Net Assets Available for Plan Benefits in a lump sum or in installments over a period not to exceed ten years.

8)  INCOME TAX STATUS

         The Internal Revenue Service has issued a determination letter dated November 19, 1996 that the Plan qualified, in form, under Sections 401(a) and 401(k) of the Internal Revenue Code of 1986, as amended (the "Code") and, the underlying trust was therefore, exempt from federal income taxes under Section 501 (a) of Code. The Plan was required to operate in accordance with the Code to maintain its tax qualification. In the opinion of the Plan administrator and Plan's tax advisor, the Plan remained qualified under the applicable provisions of the Code.

9)  PLAN TERMINATION

         (a) If the Plan is discontinued, all assets of the Plan must be used for the exclusive benefit of participants of the Plan.

         (b) The Company expects to continue the Plan indefinitely, however, it may terminate the Plan at any time by giving written notice to the Trustee. After termination, the Company will make no further contributions to the Plan.

                              BAY STATE GAS COMPANY
                              EMPLOYEE SAVINGS PLAN
                          Notes to Financial Statements
                        December 31, 1996, 1995 and 1994

10)  RECONCILIATION OF ACCOMPANYING FINANCIAL STATEMENTS TO FEDERAL FORM 5500

         The following is a reconciliation of benefits paid to participants per accompanying financial statements to Federal Form 5500:

                                                    Year ended December 31, 1995
                                                    ----------------------------

         Benefits paid to participants per
            accompanying financial statements                 $2,504,805
         Benefits payable at December 31, 1994
            per Federal Form 5500                                786,044
                                                              ----------

         Benefits paid per Federal Form 5500                  $1,718,761
                                                              ==========

         Benefits payable were recorded on Federal Form 5500 for benefit claims that had been processed and approved prior to December 31, 1994 but not yet paid as of that date. Benefits payable are not required to be accrued at the end of each year in the accompanying financial statements in order to conform with generally accepted accounting principles.

                                            Bay State Gas Company Employee Savings Plan
                                                            Schedule I
                                                            ----------
                                                            Item 27(a)
                                          Schedule of Assets Held for Investment Purposes
                                                         December 31, 1996

          Identity of Issue                       Description of Investment                           Cost          Current Value
          -----------------                       -------------------------                        -----------      -------------

* Company Stock Master Trust                 Master Trust; 1,122,888 units                         $11,185,076       $13,216,392

* Stable Value Fund                          Pooled Fund; 832,580 shares                             9,196,092         9,196,092

  AIM Constellation Fund                     Mutual Fund; 159,692 shares                             3,846,906         4,033,829

  Templeton Foreign Fund                     Mutual Fund; 732,981 shares                             6,742,287         7,593,679

  MasterWorks S&P 500 Stock Fund             Mutual Fund; 333,873 shares                             4,122,574         5,311,924

* LifePath 2000 Fund                         Collective Trust Fund; 13,902 shares                      160,244           167,938

* LifePath 2010 Fund                         Collective Trust Fund; 46,246 shares                      563,855           608,596

* LifePath 2020 Fund                         Collective Trust Fund; 41,255 shares                      519,287           575,509

* LifePath 2030 Fund                         Collective Trust Fund; 20,197 shares                      266,594           292,052

* LifePath 2040 Fund                         Collective Trust Fund; 47,943 shares                      636,263           728,741

* LoLoanuFund                                Participant loans; 5.78% - 10.00%                       1,632,350         1,632,350
                                                                                                   -----------       -----------

  Total assets held for investment purposes                                                        $38,871,528       $43,357,102
                                                                                                   ===========       ===========


* Party in interest

                                      BAY STATE GAS COMPANY EMPLOYEE SAVINGS PLAN

                                                 Form 5500, Item 27(d)
                                          Schedule of Reportable Transactions
                                                                                                           Schedule II
                                                                                                           -----------
                                              Year Ended December 31, 1996


      Identity of party                                                                              Lease      Expense
          involved                     Description of asset        Purchase price  Selling price     rental    Incurred
             (a)                                (b)                      (c)            (d)           (e)         (f)
-----------------------------------------------------------------------------------------------------------------------

AIM Constellation Fund                Mutual Fund - purchase         $3,208,597              -           -           -
                                             - sale                           -      1,493,050           -           -

Templeton Foreign Fund                Mutual Fund - purchase          1,798,566              -           -           -
                                             - sale                           -      1,551,100           -           -

MasterWorks S&P 500 Stock Fund        Mutual Fund - purchase          1,345,855              -           -           -
                                             - sale                           -        843,026           -           -

Stable Value Fund*                    Pooled Fund - purchase          4,681,249              -           -           -
                                             - sale                           -      3,798,471           -           -

Company Stock Master Trust*           Master Trust - purchase         4,070,976              -           -           -
                                             - sale                           -      7,201,981           -           -


                                                      Current value
                                       Cost of        of asset on     Net gain
                                        asset       transaction date  or (loss)
                                         (g)              (h)            (i)
-------------------------------------------------------------------------------

AIM Constellation Fund                $3,208,597      $3,208,597             -
                                       1,405,014       1,493,050        88,036

Templeton Foreign Fund                 1,798,566       1,798,566             -
                                       1,429,222       1,551,100       121,878

MasterWorks S&P 500 Stock Fund         1,345,855       1,345,855             -
                                         666,681         843,026       176,345

Stable Value Fund*                     4,681,249       4,681,249             -
                                       3,798,471       3,798,471             -

Company Stock Master Trust*            4,070,976       4,070,976             -
                                       5,993,283       7,201,981     1,208,698





* Party in interest.